SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 2004

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                INTERTAPE POLYMER GROUP INC.



Date:  November 2, 2004           By:  /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A., CFO,
                                     Secretary, Vice President
                                     Administration

                                                         NYSE SYMBOL: ITP
                                                          TSX SYMBOL: ITP



    Intertape Polymer Group Inc. Further Consolidates Operations
          Announces Closing of Montreal, Quebec Facility

Montreal, Quebec and Bradenton, Florida - November 2, 2004 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced that it is closing its Montreal, Quebec manufacturing facility, another step in the Company's ongoing plan to lower costs and effectively optimize inventory investment. Several operations are currently performed at the Montreal facility, including production of hot melt carton sealing tape, assembly and distribution of packaging machinery, regional distribution for a variety of other products, customer service and finance. Most of these operations will be transferred to other Company facilities. However, in keeping with the Company's commitment to provide superior service to its clients, the customer service, sales and finance groups, which number about 70 employees, will remain in Montreal. In total, the transfer of manufacturing and distribution operations will affect about 80 employees. The tape manufacturing operations are expected to be transferred over the course of the next three months and should be completed in January 2005.

"The Montreal plant is the Company's original manufacturing facility and operates in two side-by-side buildings that cannot be combined," said Intertape Polymer Group Inc. (IPG) Chairman and Chief Executive Officer, Melbourne F. Yull. "The Company's capacity will not be lowered due to the benefits of recent initiatives to increase output in other sites." Mr. Yull added: "We have excellent employees in Montreal and it is unfortunate, due to site limitations, that the operation cannot be consolidated and expanded."

There will be one-time charges of approximately $5.1 million associated with this closure, of which $4.0 million is non-cash. These charges will be booked in the fourth quarter of 2004. Combined with the one-time charges associated with the Cumming facility closing, there will be approximately $8.0 million of one-time charges in the fourth quarter of 2004, of which $4.7 million is non-cash.

"The Company expects to realize annualized cost savings of approximately $4.7 million," said IPG's Chief Financial Officer, Andrew M. Archibald, C.A. "Combined with the expected cost savings from the recently announced closure of our Cumming, Georgia facility, these initiatives are expected to yield about $6.3 million in annualized cost savings. These cost savings will start to be generated in the first quarter of 2005, and the full impact on an annualized basis is expected to be realized starting in the third quarter of 2005."


About Intertape Polymer Group
Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 16 locations, including 12 manufacturing facilities in North America and one in Europe.


Safe Harbor Statement
Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.



FOR INFORMATION CONTACT:           Melbourne F. Yull
                                   Chairman and Chief Executive Officer
                                   Intertape Polymer Group Inc.
                                   Tel.: 866-202-4713
                                   E-mail:itp$info@intertapeipg.com
                                   Web: www.intertapepolymer.com